     Third Quarter Report
Period Ended November 30, 2014

Note: The financial statements accompanying this report have not been audited or reviewed by the Company's auditors.

LEADING BRANDS, INC.
THIRD QUARTER ENDED November 30, 2014
(Expressed in Canadian dollars)

To our Shareholders:

Q3 2014 net loss was $(78,000) or $(0.03) per share ($0.03 fully diluted) versus net income of $95,000 or $0.03 per share, basic and fully diluted, in the same quarter of fiscal 2013. The year-to-date (“YTD”) net income was $515,000 or $0.18 per share ($0.16 fully diluted), versus $1,218,000 or $0.42 per share ($0.37 fully diluted) in the first nine months of last year.

Q3 2014 net loss before stock based compensation (“SBC”) was $(76,000) or $(0.03) per share ($0.03 fully diluted) versus net income before SBC of $102,000 or $0.03 per share (0.03 fully diluted) in the same quarter last year. YTD net income before SBC was $531,000 or $0.19 per share ($0.17 fully diluted), compared to $1,300,000 or $0.45 per share ($0.40 fully diluted) a year ago.

Q3 2014 EBITDAS (Earnings Before Interest, Depreciation, Amortization and SBC) was $64,000 or $0.02 per share ($0.02 fully diluted), versus $309,000 or $0.11 per share ($0.09 fully diluted) during the same period last year. YTD EBITDAS was $1,235,000 or 0.43 per share ($0.38 fully diluted) versus $2,330,000 or $0.80 per share ($0.72 fully diluted) in the first nine months of last year.

Non-GAAP Net Income (Loss) before SBC is determined as follows:

	Q3 2014	Q3 2013	YTD 2014	YTD 2013
Net Income (Loss)	$(78,000)	$95,000	$515,000	$1,218,000
Add Back SBC	2,000	7,000	16,000	82,000
Net income (loss) before SBC	$(76,000)	$102,000	$531,000	$1,300,000

Non-GAAP Net Income (Loss) per share before SBC is determined as follows:

	Q3 2014	Q3 2013	YTD 2014	YTD 2013
Net Income (Loss)	$(0.03)	$0.03	$0.18	$0.42
Add Back SBC	-	-	0.01	0.03
Net income (loss) before SBC - Basic	$(0.03)	$0.03	$0.19	$0.45

Pro-forma results for EBITDAS, as defined below, are determined as follows:

	Q3 2014	Q3 2013	YTD 2014	YTD 2013
Net Income (Loss)	$(78,000)	$95,000	$515,000	$1,218,000
Add Back:
Interest, net	(5,000)	(2,000)	(12,000)	4,000
Depreciation and amortization	184,000	191,000	539,000	561,000
Non-cash stock based compensation	2,000	7,000	16,000	82,000
Non-cash income tax expense	(39,000)	18,000	177,000	464,000
Total Add Backs	142,000	214,000	720,000	1,111,000
EBITDAS	$64,000	$309,000	$1,235,000	$2,329,000

EBITDAS per share reconciles to earnings per share as follows:

	Q3 2014	Q3 2013	YTD 2014	YTD 2013
Net Income (Loss)	$(0.03)	$0.03	$0.18	$0.42
Add Back:
Interest, net	-	-	-	-
Depreciation and amortization	0.06	0.07	0.18	0.19
Non-cash stock based compensation	-	-	0.01	0.03
Non-cash income tax expense	(0.01)	0.01	0.06	0.16
Total Add Backs	0.05	0.08	0.25	0.38
EBITDAS	$0.02	$0.11	$0.43	$0.80

Gross profit margin for the quarter was 39.1%, down from 43.4% in the same quarter last year.

Gross revenue for Q3 2014 was $2,963,000, versus $3,328,000 in the comparative period of last year.

Discounts, rebates and slotting fees were $113,000 in Q3 2014, a decrease of $9,000 compared to the same period of the prior year as a result of lower discounts on the Company’s branded beverages and co-packing services. SG&A expenses were $1,112,000 in Q3 of fiscal 2014, versus $1,141,000 in Q3 of the previous year.

As at November 30, 2014 the Company had cash on hand of approximately $1,753,000.

As at November 30, 2014 the Company had outstanding 2,929,965 common shares. Thank you for your continued support.

Ralph McRae

Ralph D. McRae
Chairman & CEO

Safe Harbor for Forward-Looking Statements

This report includes “forward-looking information” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements which are not historical facts, are forward-looking statements. The Company, through its management, makes forward-looking public statements concerning its expected future operations, performance and other developments. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “predict” and similar expressions are also intended to identify forward-looking statements. Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized. Forward-looking statements relate to, among other things:

•	business objectives, goals and strategic plans;
•	operating strategies;
•	expected future revenues, earnings and margins;
•	anticipated operating, selling and general and administrative costs;
•	availability of raw materials, including water, sugar, cardboard and closures and flavoring;
•	effects of seasonality on demand for our products;
•	anticipated exchange rates, fluctuations in exchange rates and effects of exchange rates on our cost of goods sold;
•	anticipated contribution to earnings in 2014 from investment in new product development;
•	our expectation that we will have adequate cash from operations and credit facility borrowings to meet all future debt service, capital expenditure and working capital requirements in fiscal year 2014;
•	anticipated capital expenditures; and
•	anticipated increased sales volumes with certain product lines;

Such forward-looking statements are necessarily estimates reflecting the Company's best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. It is impossible to identify all such factors. Factors which could cause actual results to differ materially from those estimated by the Company include, but are not limited to, those listed under Risk Factors, as well as other possible risk factors such as general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other factors which may be identified from time to time in the Company's public announcements. For all such forward-looking statements, we claim the safe harbor for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

All forward-looking statements speak only as of the date made. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.

Management’s Discussion & Analysis
For the three and nine months ended November 30, 2014

January 5, 2015

The following information should be read in conjunction with Leading Brands, Inc.’s (“the Company”) February 28, 2014 audited consolidated financial statements. These statements, along with the Company’s annual report on Form 20-F, are available on SEDAR at www.sedar.com.

The financial statements have been prepared in accordance with United States generally accepted accounting principles (“US GAAP”).

The Company maintains its financial records in Canadian dollars. In this report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.

Overview

Leading Brands, Inc. (the “Company”) and its subsidiaries are involved in the development, production, marketing, and distribution of the Company’s branded beverage products. The Company also bottles beverages for third parties under contract.

The Company sells branded beverage products through its Integrated Distribution System (IDS) of distributors, wholesalers, and retail chains. Its principal product lines include juices, waters and other premium beverages. The Company’s bottling plant provides bottling services for the Company’s own products and for an external customer. The Company also uses the services of third party bottlers as required to meet its objectives.

Non-GAAP Measures

In addition to GAAP measures, the Company uses the non-GAAP measures “Earnings Before Interest, Taxes, Depreciation, Amortization, and Stock Based Compensation” (“EBITDAS”), “Net Income Before Stock Based Compensation”, “Margin”, “Margin Percentage”, and “Total Net Working Capital” to make strategic decisions and provide investors with a basis to evaluate operating performance. Non-GAAP measures do not have a standardized meaning prescribed by GAAP and may not be comparable to similar measures used by other companies. Included in this report is a table reconciling GAAP Net Income to Net Income Before Stock Based Compensation. In addition, included in other information in this report are tables calculating EBITDAS, Margin, Margin Percentage, and Total Net Working Capital.

Overall Performance

For the quarter ended November 30, 2014, the Company’s margin percentage decreased to 39.1% from 43.4% for the same period in 2013. There was also a decrease over the year to date 45.1% margin percentage realized for the year-ended February 28, 2014.

For the three months ended November 30, 2014, the Company reported gross sales of $3.0 million and net loss of $77,812 as compared to gross sales of $3.3 million and net income of $95,258 in the corresponding quarter of the prior year.

Results of Operations

Revenue

	Quarter ended	Quarter ended
Revenue	November 30, 2014	November 30, 2013	Change
Manufactured Products	$2,962,724	$3,327,983	$(365,259)
Purchased Products	-	-	-
Total Gross Revenue	$2,962,724	$3,327,983	$(365,259)
Discounts, Allowances and Rebates	(113,438)	(122,543)	(9,105)
Net Revenue	$2,849,286	$3,205,440	$(356,154)

Gross revenue for the quarter ended November 30, 2014 was $2,962,724 compared to $3,327,983 for the same period of the previous year, representing a decrease of $365,259 or 11.0% .

Discounts, rebates and slotting fees for the quarter ended November 30, 2014 decreased by $9,105 compared to the same period of the prior year as a result of lower discounts on co-packing service and the Company’s branded beverages.

	Nine months ended	Nine months ended
Revenue	November 30, 2014	November 30, 2013	Change
Manufactured Products	$11,057,233	$12,628,436	$(1,571,203)
Purchased Products	-	80,213	(80,213)
Total Gross Revenue	$11,057,233	$12,708,649	$(1,651,416)
Discounts, Allowances and Rebates	(380,229)	(524,848)	(144,619)
Net Revenue	$10,677,004	$12,183,801	$(1,506,797)

Gross revenue for the nine months ended November 30, 2014 was $11,057,233 compared to $12,708,649 for the same period of the previous year, representing a decrease of $1,651,416 or 13.0% . This decrease was a result of the following:

•	a reduction of co-pack volume
•	reduced sales of certain branded beverage products
•	the discontinuation by the Company of a licensed brand

Discounts, rebates and slotting fees for the nine months ended November 30, 2014 decreased by $144,619 compared to the same period of the prior year as a result of lower discounts on Company’s branded beverages and lower discounts on co-packing revenues due to lower demand.

Cost of Sales

	Quarter ended	Quarter ended
Cost of Sales	November 30, 2014	November 30, 2013	Change
Manufactured Products	$1,734,210	$1,814,943	$(80,733)
Purchased Products	-	-	-
Total	$1,734,210	$1,814,943	$(80,733)

Cost of sales for the quarter ended November 30, 2014 was $1,734,210 compared to $1,814,943 for the same period of the previous year, representing a decrease of $80,733 or 4.4% .

	Nine months ended	Nine months ended
Cost of Sales	November 30, 2014	November 30, 2013	Change
Manufactured Products	$6,066,457	$6,442,027	$(375,570)
Purchased Products	-	77,033	(77,033)
Total	$6,066,457	$6,519,060	$(452,603)

Cost of sales for the nine months ended November 30, 2014 were $6,066,457 compared to $6,519,060 for the same period of the previous year, representing a decrease of $452,603 or 6.9% . This decrease was caused by the discontinuation of lower margin licensed brands and the decrease in co-pack revenues in the quarter.

Margin

	Quarter ended	Quarter ended
Margin	November 30, 2014	November 30, 2013	Change
Manufactured Products	$1,115,076	$1,390,497	$(275,421)
Purchased Products	-	-	-
Total	$1,115,076	$1,390,497	$(275,421)
Margin percentage	39.1%	43.4%	(4.3% )

Margin for the quarter ended November 30, 2014 was $1,115,076 compared to $1,390,497 for the same quarter of the previous year. The margin percentage of 39.1% for the quarter ended November 30, 2014 represents a 4.3% decrease over the prior comparative year.

	Nine months ended	Nine months ended
Margin	November 30, 2014	November 30, 2013	Change
Manufactured Products	$4,610,547	$5,661,699	$(1,051,152)
Purchased Products	-	3,042	(3,042)
Total	$4,610,547	$5,664,741	$(1,054,194)
Margin percentage	43.2%	46.5%	(3.3% )

Margin for the nine months ended November 30, 2014 was $4,610,547 compared to $5,664,741 for the same period of the previous year. The margin percentage of 43.2% for the nine months ended November 30, 2014 represents a 3.3% decrease over the prior comparative year.

Selling, General and Administration Expenses

Selling, general and administration expenses in the quarter ended November 30, 2014 decreased by $28,726 or 2.5% from $1,140,667 in the same quarter of the prior year to $1,111,941.

Summary of Quarterly Results

	November 30 (Q3)		August 31 (Q2)		May 31 (Q1)		February 28 (Q4)
	2014	2013	2014	2013	2014	2013	2014	2013
Net sales / operating revenue	$2,849,286	$3,205,440	$4,052,618	$4,061,480	$3,775,100	$4,916,881	$3,129,667	$3,392,656
Net income (loss)	$ (77,812)	$ 95,258	$ 413,977	$ 434,491	$ 178,687	$ 688,734	$ (55,188)	$ (36,359)
Net income (loss) per share	$ (0.03)	$ 0.03	$ 0.14	$ 0.15	$ 0.06	$ 0.24	$ (0.02)	$ (0.01)
Net income (loss) per share, diluted	$ (0.03)	$ 0.03	$ 0.13	$ 0.13	$ 0.06	$ 0.22	$ (0.02)	$ (0.01)

The Company’s financial performance in its first two fiscal quarters is generally stronger than the last two fiscal quarters due to the seasonal nature of the beverage business.

The Company recognizes stock based compensation expense as a selling, general and administration expense. This non-cash charge relates to options granted to officers, directors and consultants of the Company.

Net Income before Stock Based Compensation Expense is as follows:

	November 30 (Q3)		August 31 (Q2)		May 31 (Q1)		February 28 (Q4)
	2014	2013	2014	2013	2014	2013	2014	2013
Net income (loss)	$ (77,812)	$ 95,258	$ 413,977	$ 434,491	$ 178,687	$ 688,734	$ (55,188)	$ (36,359)
Stock based compensation	2,125	6,977	6,155	35,714	7,955	39,736	(27,956)	30,037
Net income (loss) before stock based compensation	$ (75,687)	$ 102,235	$ 420,132	$ 470,205	$ 186,642	$ 728,470	$ (83,144)	$ (6,322)

Other Information

EBITDAS	Quarter ended	Quarter ended	Nine months ended	Nine months ended
	November 30,	November 30,	November 30,	November 30,
	2014	2013	2014	2013
Net income (Loss)	$(77,812)	$95,258	$514,852	$1,218,483
Interest, net	(4,324)	(1,718)	(11,515)	4,149
Depreciation and amortization	183,877	191,099	538,761	560,514
Stock based compensation expense	2,125	6,977	16,235	82,427
Income taxes	(39,173)	17,932	176,457	463,993
EBITDAS	$64,693	$309,548	$1,234,790	$2,329,566

Margin	Quarter ended	Quarter ended	Nine months ended	Nine months ended
	November 30,	November 30,	November 30,	November 30,
	2014	2013	2014	2013
Net revenue	$2,849,286	$3,205,440	$10,677,004	$12,183,801
Less: cost of sales	(1,734,210)	(1,814,943)	(6,066,457)	(6,519,060)
Margin	$1,115,076	$1,390,497	$4,610,547	$5,664,741
Margin % of Net Revenue	39.1%	43.4%	43.2%	46.5%

Related Party Transactions

		Quarter ended	Quarter ended	Nine months ended	Nine months ended
		November 30,	November 30,	November 30,	November 30,
		2014	2013	2014	2013

i)	Incurred consulting fees with a company related by a director in common, Ralph McRae	$21,000	$21,000	$63,000	$63,000

ii)	Incurred management service fees with a company related by a director in common, Ralph McRae	132,000	132,000	396,000	396,000

iii)	Incurred marketing consulting services with a company related by a director in common, Ralph McRae	84,000	20,000	124,000	60,933

iv)	Incurred management service fees with a company related by an officer in common, Dave Read	37,500	37,500	112,500	112,500

v)	Incurred bottling services from a company related by a director in common, Ralph McRae	13,641	9,625	170,494	78,415

vi)	Purchased supplies from a company related by an officer in common, Dave Read	1,716	-	15,026	-

Cash flows

Cash provided by (used in):	Quarter ended	Quarter ended
	November 30, 2014	November 30, 2013	Change
Operating activities	$(12,000)	$474,745	$(486,745)
Investing activities	$(142,595)	$(101,073)	$(41,522)
Financing activities	$-	$(113,987)	$113,987

During the quarter, cash generated from operating activities decreased by $486,745 compared to the same period of the prior year. The decrease is the result of lower net income plus an increase in net working capital versus the comparative period.

The increase in cash utilized for investing activities, is due to more spending on equipment for a new brand in the quarter ended November 30, 2014.

Cash utilized for financing activities was $nil during the quarter, representing an $113,987 decrease compared to the same period of the prior year.

Cash provided by (used in):	Nine months ended	Nine months ended
	November 30, 2014	November 30, 2013	Change
Operating activities	$(149,604)	$2,335,370	$(2,484,974)
Investing activities	$(443,399)	$(475,398)	$31,999
Financing activities	$(48,241)	$(217,449)	$169,208

For the nine months ended November 30, 2014, cash generated from operating activities decreased by $2,484,974 compared to the same period of the prior year. The decrease is the result of the lower net income plus an increase in inventory versus the comparative period.

Cash utilized for financing activities was $48,241 during the quarter, representing a $169,208 decrease compared to the same period of the prior year. The decrease in cash utilized by financing activities is a result of the Company’s repurchase of 11,585 shares at a cost of $49,776 and debt payment of $75,027, offset by 28,553 options that were exercised for proceeds of $76,562.

Liquidity and Capital Resources

Net working capital has increased by 47.3% since the prior year ended February 28, 2014. As at November 30, 2014, the Company has net working capital of $2,381,536 ($1,617,029 at February 28, 2014). In addition, at November 30, 2014 the Company had $576,000 ($329,900 at February 28, 2014) available under its revolving line of credit (limit of $3,500,000 subject to the availability of eligible collateral). At November 30, 2014 this credit facility was not utilized.

Total Net Working Capital	November 30, 2014	February 28, 2014
Total Current Assets	$3,921,377	$3,653,475
Less: Total Current Liabilities	(1,539,841)	(2,036,446)
Total Net Working Capital	$2,381,536	$1,617,029

Considering the positive net working capital position, including the cash on hand at November 30, 2014, and available debt, the Company believes that it has sufficient working capital.

Contractual Obligations

The following table presents our contractual obligations as of November 30, 2014:

Contractual Obligations	Payments due by period
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Long-term Debt Obligations	$ -	$ -	$-	$ -	$ -
Capital (Finance) Lease Obligations	-	-	-	-	-
Operating Lease Obligations	2,868,210	765,841	1,453,870	228,548	419,951
Purchase Obligations	247,263	106,853	139,350	1,060	-
Other Long-term Liabilities Reflected on the Company’s Balance Sheet under the GAAP of the primary financial statements	-	-	-	-	-
Interest	-	-	-	-	-
Total	$ 3,115,473	$ 872,694 $	1,593,220	$ 229,608	$ 419,951

Risks and uncertainties

The types of risks and uncertainties that may affect the Company have not changed since February 28, 2014 and are included in the February 28, 2014 annual Management’s Discussion and Analysis.

Credit Risk

The Company’s credit risk is primarily attributable to its accounts receivable. The credit risk related to accounts receivable arises from customers’ potential inability to meet their obligations as agreed. The accounts receivable are presented on the balance sheet net of a provision for bad debts, which is estimated by the Company’s management based on past experience and its assessment of current economic conditions.

As at November 30, 2014 the Company is exposed to credit risk through the following assets:

	November 30, 2014	February 28, 2014
Trade receivables	$537,969	$503,435
Other receivables	39,763	47,481
Allowance for doubtful accounts	(2,649)	(51,579)
	$575,083	$499,337

Any credit risk exposure on cash balances is considered insignificant as the Company holds cash and cash equivalents only in major financial institutions in Canada. On the basis that these financial institutions are believed by Management to be financially sound, relatively minimal credit risk is deemed to exist.

The Company’s customers consist mainly of beverage distributors and wholesale and retail grocery suppliers and distributors principally located in North America. During the quarter ended November 30, 2014, the Company’s ten largest customers comprised approximately 96% of sales compared with 96% in the last fiscal year ended February 28, 2014. One customer comprised 91% of sales compared with 90% in the last fiscal year. In addition, to cover credit risk, the Company performs ongoing credit evaluations of its customers’ financial condition and applies rigorous procedures to assess the credit worthiness of new clients. It sets a specific credit limit per client and regularly reviews this limit.

As at November 30, 2014, 100% of the trade receivables are classified as current, or have been provided for.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in Note 10 of the interim financial statements. The Company maintains detailed forecasts as well as long-term operating and strategic plans. Managing liquidity requires monitoring of projected cash inflows and outflows using forecasts of the Company’s financial position to ensure adequate and efficient use of cash resources. The appropriate liquidity level is established based on historical volatility and seasonal requirements, as well as planned investments and debt maturity requirements.

Market risk

Currency risk

The Company concludes sales in U.S. dollars to customers in the U.S. The Company also purchases raw materials as well as equipment in U.S. dollars. Consequently, it is exposed to the risk of exchange rate fluctuations with respect to the receivable and payable balances denominated in U.S. Dollars. The Company has not hedged its exposure to currency fluctuations.

A 5% U.S. dollar rise per Canadian dollar would have an unfavourable impact of approximately $3,400 on net earnings for the quarter ended November 30, 2014. A 5% U.S./Canadian dollar decrease would have a positive impact of similar magnitude.

Interest rate risk

The Company is exposed to interest rate risk arising from its variable rate interest-bearing financial obligations which are the Company’s operating line of credit and the long-term loan with the Company’s primary lender. A negative impact on cash flows could occur if there was an increase in prime rates. A decrease in these same rates would have a positive impact of similar magnitude.

The Company maintains a combination of fixed rate and variable rate debts. Fixed rate debt is used mainly in relation to the business’s long-term obligations arising from acquisitions of long-term assets. Bank indebtedness may be used to finance the Company’s working capital and fluctuates according to seasonal factors specific to the Company.

As at November 30, 2014, the Company held no debt with variable interest rates such that a 1% change in the interest rate would have no impact.

Fair Value of Financial Instruments

The Company’s financial instruments measured at fair value on the balance sheet are limited to cash and cash equivalents which are classified as level 1, and a non-employee stock option embedded derivative liability which is classified as level 3. See Note 6 for results of fair valuation of the derivative liability in the period.

Disclosure of Outstanding Share Data

At January 5, 2015, the Company had 2,929,965 issued and outstanding common shares, 861,183 issued and outstanding stock options, of which 861,183 were vested.

Disclosure of Controls and Procedures and Internal Control over Financial Reporting

The Chief Executive Officer and the Principal Financial Officer, together with other members of management, have designed the Company’s disclosure controls and procedures in order to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries would have been known to them, and by others, within those entities.

Management has also designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with U.S. GAAP. There have been no changes in the Company’s internal controls over financial reporting during the period, which would materially affect, or are likely to materially affect, the Company’s internal controls.

While the officers of the Company have designed the Company’s disclosure controls and procedures and internal controls over financial reporting, they expect that these controls and procedures may not prevent all errors and fraud. A control system, no matter how well conceived or operated, can only provide reasonable, not absolute assurance that the objectives of the control system are met.

LEADING BRANDS, INC.
CONDENSED CONSOLIDATED INTERIM BALANCE SHEET
(UNAUDITED)
(EXPRESSED IN CANADIAN DOLLARS)

	November 30, 2014	February 28, 2014
ASSETS
Cash	$1,752,540	$2,393,784
Accounts receivable	575,083	499,337
Inventory (Note 2)	1,372,291	586,513
Prepaid expenses and deposits (Note 4)	221,463	173,841
	3,921,377	3,653,475

Property, plant and equipment (Note 3)	9,229,950	9,334,800
Deferred tax assets	1,976,110	2,152,567
Total Assets	$15,127,437	$15,140,842

LIABILITIES
Accounts payable and accrued liabilities	$$1,539,841	$1,961,419
Current portion of long-term debt (Note 5)	-	75,027
	1,539,841	2,036,446

Derivative liability - non-employee stock options (Note 6)	209,522	284,195
	$1,749,363	$2,320,641

SHAREHOLDERS' EQUITY
Share capital (Note 7)
Common shares	$32,730,119	$32,713,370
Treasury stock	-	-
Additional paid-in capital	18,388,030	18,361,758
Accumulated other comprehensive income - currency translation adjustment	577,916	577,916
Accumulated deficit	(38,317,991)	(38,832,843)
	13,378,074	12,820,201
Total Liabilities and Shareholders' Equity	$15,127,437	$15,140,842

The accompanying notes are an integral part of these consolidated financial statements.
These consolidated financial statements have not been audited or reviewed by the Company's auditors.

LEADING BRANDS, INC.
CONDENSED CONSOLIDATED INTERIM STATEMENT OF INCOME (LOSS)
(UNAUDITED)
(EXPRESSED IN CANADIAN DOLLARS)

	Three months ended			Nine months ended
	November 30,	November 30,		November 30,	November 30,
	2014	2013		2014	2013

Gross Revenue	$2,962,724	$3,327,983	$		$12,708,649
				11,057,233
Less: Discount, rebates and slotting fees	(113,438)	(122,543)		(380,229)	(524,848)
Net Revenue	2,849,286	3,205,440		10,677,004	12,183,801

Cost of sales	1,734,210	1,814,943		6,066,457	6,519,060
Operations, selling, general & administration expenses	1,111,941	1,140,667		3,454,518	3,355,305
Depreciation of property, plant and equipment	183,877	191,099		538,761	560,514
Interest	-	2,080		1,347	7,947
Foreign exchange gain (loss)	4,658	629		2,659	2,638
Interest income	(4,324)	(3,798)		(12,862)	(3,798)
Change in fair value of derivative liability (Note 6)	(64,470)	(53,370)		(74,673)	58,851
Loss on disposal of assets	379			9,488
		-			808
	2,966,271	3,092,250		9,985,695	10,501,325
Net income (loss) before taxes	(116,985)	113,190		691,309	1,682,476

Income tax expense	(39,173)	17,932		176,457	463,993

Net and comprehensive income (loss)	$(77,812)	$95,258		$514,852	$1,218,483

Earnings per share
Basic income (loss) per share	$(0.03)	$0.03		$0.18	$0.42
Weighted average number of shares outstanding – basic	2,929,965	2,930,352		2,922,232	2,933,693

Fully diluted income (loss) per share	$(0.03)	$0.03		$0.16	$0.37
Weighted average number of shares outstanding – diluted	3,216,229	3,288,623		3,213,651	3,256,485

The accompanying notes are an integral part of these consolidated financial statements.
These consolidated financial statements have not been audited or reviewed by the Company's auditors.

LEADING BRANDS, INC.
CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS
(UNAUDITED)
(EXPRESSED IN CANADIAN DOLLARS)

	Three months ended		Nine months ended
	November 30,	November 30,	November 30,	November 30,
	2014	2013	2014	2013
Cash provided by (used in)

Operating activities
Net income (loss)	$(77,812)	$95,258	$514,852	$1,218,483
Items not involving cash
Depreciation of property, plant and equipment	183,877	191,099	538,761	560,514
Loss on disposal of assets	379	-	9,488	808
Stock-based compensation	2,125	6,977	16,235	82,427
Change in derivative liability (Note 6)	(64,470)	(53,370)	(74,673)	58,851
Change in deferred tax asset	(39,172)	17,932	176,457	463,993
Changes in non-cash operating working capital items			-
Accounts receivable, net	(59,918)	(206,653)	(75,746)	(210,906)
Inventory, net	32,298	78,707	(785,778)	376,976
Prepaid and other assets	(16,504)	(47,877)	(47,622)	115,807
Accounts payable	27,197	392,672	(421,578)	(331,583)
	(12,000)	474,745	(149,604)	2,335,370

Investing activities
Purchase of capital assets	(147,675)	(101,073)	(469,439)	(475,398)
Proceeds on sale of capital assets	5,080	-	26,040	-
	(142,595)	(101,073)	(443,399)	(475,398)

Financing activities
Repurchase of common shares	-	(77,880)	(49,776)	(195,357)
Issue of common shares	-	-	76,562	84,594
Repayment of long-term debt	-	(36,107)	(75,027)	(106,686)
	-	(113,987)	(48,241)	(217,449)

Increase (decrease) in cash	(154,595)	259,685	(641,244)	1,642,523

Cash, beginning of period	1,907,135	1,436,190	2,393,784	53,352

Cash, end of period	$1,752,540	$1,695,875	$1,752,540	$1,695,875

Supplementary disclosure of cash flow information
Cash paid (received) during the period
Interest received	$4,324	$3,798	$12,862	$3,798
Interest paid	$-	$2,080	$1,347	$7,947

The accompanying notes are an integral part of these consolidated financial statements.
These consolidated financial statements have not been audited or reviewed by the Company's auditors.

LEADING BRANDS, INC.
CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
(UNAUDITED)
(EXPRESSED IN CANADIAN DOLLARS)

			Three Months ended						Nine Months Ended
		November 30, 2014			November 30 , 2013			November 30, 2014			November 30 , 2013
		Shares	Amount		Shares	Amount		Shares	Amount		Shares	Amount
Common Stock
Beginning of period		2,929,965 $	32,730,119		2,937,180 $	32,984,948		2,912,997 $	32,713,370		2,930,481 $	33,096,167
Shares issued during the period		-	-		-	-		28,553	146,199		30,864	160,157
Shares cancelled during the period		-	-		(17,483)	(196,336)		(11,585)	(129,450)		(41,648)	(467,712)
		2,929,965 $	32,730,119		2,919,697 $	32,788,612		2,929,965 $	32,730,119		2,919,697 $	32,788,612

Treasury Stock
Beginning of period	$		-	$		-	$		-	$		-
Shares issued during the period			-			(196,336)			(129,450)			(467,712)
Shares cancelled during the period			-			196,336			129,450			467,712
	$		-	$		-	$		-	$		-

Additional Paid-In Capital
Beginning of period	$		18,385,905	$		18,218,672	$		18,361,758	$		18,064,886
Shares cancelled during the period			-			118,456			79,674			272,355
Stock based compen- sation on issued options			2,125			6,977			16,235			82,427
Exercise of stock options			-			-			(69,637)			(75,563)
	$		18,388,030	$		18,344,105	$		18,388,030	$		18,344,105

Accumulated Other Comprehensive Income
Beginning of period	$		577,916	$		577,916	$		577,916	$		577,916
Foreign exchange translation adjustment			-			-			-			-
	$		577,916	$		577,916	$		577,916	$		577,916

Accumulated Deficit
Beginning of period	$		(38,240,179)	$		(38,872,913)	$		(38,832,843)	$		(39,996,138)
Net income (loss)			(77,812)			95,258			514,852			1,218,483
	$		(38,317,991)	$		(38,777,655)	$		(38,317,991)	$		(38,777,655)

Total Shareholders’ Equity	$		13,378,074	$		12,932,978	$		13,378,074	$		12,932,978

The accompanying notes are an integral part of these consolidated financial statements.
These consolidated financial statements have not been audited or reviewed by the Company's auditors.

LEADING BRANDS, INC.
Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended November 30, 2014
(UNAUDITED)
(EXPRESSED IN CANADIAN DOLLARS)

1. SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations
Leading Brands, Inc. (the “Company”) and its subsidiaries are involved in the development, production, marketing, and distribution of the Company’s branded beverage products. The Company also bottles beverages for third parties under contract.

Basis of Presentation
The accompanying unaudited condensed consolidated interim financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) without audit or review by the company’s auditors.

These condensed consolidated interim financial statements do not include all the disclosures required under U.S. GAAP and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended February 28, 2014.

Interim Financial Reporting
These unaudited condensed consolidated interim financial statements follow the same accounting policies and methods of their application as the figures presented in the audited financial statements for the year ended February 28, 2014. Results of operations for interim periods are not necessarily indicative of the results to be expected in future periods or annual results. The Company’s financial results are impacted by seasonal factors with stronger sales occurring in the warmer months.

2. INVENTORY

	November 30, 2014	February 28, 2014
Finished goods	$470,514	$219,842
Raw materials	901,777	366,671
	$1,372,291	$586,513

3. PROPERTY, PLANT AND EQUIPMENT

		November 30, 2014
		Accumulated
	Cost	Depreciation	Net
Plant and equipment	$16,290,594	$9,103,256	$7,187,338
Buildings	1,950,446	1,264,647	685,799
Automotive equipment	286,252	116,777	169,475
Land	433,613	-	433,613
Land improvements	1,861	1,312	549
Leasehold improvements	695,182	277,752	417,430
Furniture and fixtures	687,260	589,186	98,074
Computer hardware and software	2,289,189	2,051,517	237,672
	$22,634,397	$13,404,447	$9,229,950

3. PROPERTY, PLANT AND EQUIPMENT (continued)

		February 28, 2014
		Accumulated
	Cost	Depreciation	Net
Plant and equipment	$15,917,608	$8,739,219	$7,178,389
Buildings	1,931,944	1,238,488	693,456
Automotive equipment	286,252	86,857	199,395
Land	433,613	-	433,613
Land improvements	1,861	1,277	584
Leasehold improvements	695,182	237,054	458,128
Furniture and fixtures	681,926	573,822	108,104
Computer hardware and software	2,277,183	2,014,052	263,131
	$22,225,569	$12,890,769	$9,334,800

4. PREPAID EXPENSES AND DEPOSITS

	November 30, 2014	February 28, 2014
Slotting fees	$28,583	$9,508
Insurance premiums	117,906	72,433
Rental deposits and other	74,974	91,900
	$221,463	$173,841

5. LONG-TERM DEBT

	November 30, 2014	February 28, 2014
Capital lease, principal and interest repayable at $12,729 per month including interest at a five–year fixed rate of 6.125% per annum and maturing in September 2014	$-	$75,027
Less: current portion	-	(75,027)
	$-	$-

The Company has a demand revolving operating bank loan with a credit limit of $3,500,000 subject to eligible collateral. As at November 30, 2014, $576,000 of the facility was available due to the limit on eligible collateral available. Interest is charged on the drawn-down amounts at the bank prime rate plus 1.00% to 1.50% . The operating loan is collateralized by a charge on all assets of the Company and an assignment of all risk insurance on land, buildings, equipment, and inventory owned by the Company. The credit facility contains four financial covenants, all of which the Company was in compliance with at November 30, 2014.

6. DERIVATIVE LIABILITY

In accordance with the guidance of ASC 815-40-15, stock options granted to non-employees that are exercisable in a currency other than the functional currency of the Company are required to be accounted for as derivative liabilities because they are considered not to be indexed to the Company’s stock due to their exercise price being denominated in a currency other than the Company’s functional currency.

The non-employee options are required to be re-valued with the change in fair value of the liability recorded as a gain or loss on the change in fair value of derivative liability and included in other items in the Company’s Consolidated Statement of Income (Loss) at the end of each reporting period. The fair value of the options will continue to be classified as a liability until such a time as they are exercised, expire or there is an amendment to the respective agreements that renders these financial instruments to be no longer classified as a liability.

The change in derivative liability for non-employee options is summarized as follows:

	November 30, 2014	February 28, 2014
Derivative liability, beginning of period	$273,992	$244,891
Fair value of non-employee options granted	-	-
Fair value of non-employee options exercised	-	-
Change in fair value of non-employee options	(64,470)	39,304
Derivative liability, end of period	$209,522	$284,195

An estimate for the fair value of non-employee stock options is determined through use of the Black-Scholes Model. Assumptions applied by management as at November 30, 2014 were as follows: (1) risk-free rate of 1.45%; (2) dividend yield of nil; (3) an expected volatility of 82.1%; (4) an expected life of 66 months; and (5) an exercise price of USD $2.45.

7. SHARE CAPITAL

	Common Shares
	Shares	Amount
Balance at February 28, 2014	2,912,997	$32,713,370
Shares issued in the first quarter	-	-
Shares cancelled in the first quarter	(600)	(6,739)
Balance at May 31, 2014	2,912,397	$32,706,631
Shares issued in the second quarter	28,553	146,199
Shares cancelled in the second quarter	(10,985)	(122,711)
Balance at August 31, 2014	2,929,965	$32,730,119
Shares issued in the third quarter	-	-
Shares cancelled in the third quarter	-	-
Balance at November 30, 2014	2,929,965	$32,730,119

	Stock Options
	Outstanding	Weighted
	Options	Average Exercise
		Price - USD
Options outstanding as at February 28, 2014	923,569	$3.06
Options granted	-	-
Options expired	-	-
Options exercised	-	-
Options outstanding as at May 31, 2014	923,569	$3.06
Options exercisable May 31, 2014	919,314	$3.05
Options granted	-	$-
Options expired	(33,833)	5.20
Options exercised	(28,553)	2.52
Options outstanding as at August 31, 2014	861,183	$2.99
Options exercisable, August 31, 2014	860,183	$2.99
Options granted	-	$-
Options expired	-	-
Options exercised	-	-
Options outstanding as at November 30, 2014	861,183	$2.99
Options exercisable, November 30, 2014	861,183	$2.99

8. RELATED PARTY TRANSACTIONS

		Quarter ended	Quarter ended	Nine months ended	Nine months ended
		November 30,	November 30,	November 30,	November 30,
		2014	2013	2014	2013
i)	Incurred consulting fees with a company related by a director in common, Ralph McRae	$21,000	$21,000	$63,000	$63,000

ii)	Incurred management service fees with a company related by a director in common, Ralph McRae	132,000	132,000	396,000	396,000

iii)	Incurred marketing consulting services with a company related by a director in common, Ralph McRae	84,000	20,000	124,000	60,933

iv)	Incurred management service fees with a company related by an officer in common, Dave Read	37,500	37,500	112,500	112,500

v)	Incurred bottling services from a company related by a director in common, Ralph McRae	13,641	9,625	170,494	78,415

vi)	Purchased supplies from a company related by an officer in common, Dave Read	1,716	-	15,026	-

9. Commitments and Contingencies

The Company is committed to certain agreements and operating leases. The minimum amounts due over the remaining terms of those agreements are as follows:

Year 1	$872,695
Year 2	905,940
Year 3	687,279
Year 4	112,595
Year 5 and thereafter	536,964
Total future minimum payments	$3,115,473

The Company is party to legal claims which have arisen in the normal course of business, none of which are expected to have a material adverse effect on the financial position or results of the Company.

10. Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide opportunities for growth to shareholders and to maintain financial flexibility in, or to take advantage of opportunities as they arise.

In the management of capital, the Company includes shareholder’s equity, cash, lease financing and bank financing in the definition of capital. The Company manages its capital structure and can adjust it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, or refinance its existing indebtedness.

The Company may use its operating line of credit during the year to finance cash flows related to seasonal changes in non-cash working capital items.

11. Segmented Information

The Company operates in one industry segment being the production and distribution of beverages. The Company’s principal operations are comprised of an integrated manufacturing and distribution system for beverages and waters. Substantially all of the Company’s operations, a ssets and employees are located in Canada and net revenue from export sales during all periods reported are less than 10%.

LEADING BRANDS, INC.AT A GLANCE

Leading Brands, Inc. is North America’s only fully integrated healthy beverage company.

Shareholder Information:

Leading Brands, Inc.
NASDAQ:LBIX

Toll Free:           1-866-685-5200
Website:            www.LBIX.com

The Company’s annual report on Form 20-F, along with all other publicly reported documents, is available on SEDAR at www.sedar.com.

LEADING BRANDS, INC.
Unit 101 – 33 West 8th Avenue
Vancouver BC Canada V5Y 1M8
Tel: 604-685-5200 Fax: 604-685-5249
Toll free: 1-866-685-5200
www.LBIX.com